EXHIBIT 1


BARAK I.T.C 013 - INTERIM FINANCIAL STATEMENT

                    CONDENSED INTERIM STATEMENT OF OPERATIONS

                                         FOR THE THREE     FOR THE THREE      FOR THE THREE
                                             MONTHS            MONTHS             MONTHS                             FOR THE THREE
                                           ENDED JUNE        ENDED JUNE         ENDED JUNE                            MONTHS ENDED
                                            30, 2002          30, 2003           30, 2003           CHANGE           MARCH 31, 2003
                                           (UNAUDITED)       (UNAUDITED)        (UNAUDITED)                            (UNAUDITED)

                                                                                Convenience
                                         in millions of    in millions of       translation                          in millions of
                                          adjusted NIS      adjusted NIS      into $ millions          %              adjusted NIS
                                          ------------      ------------      ---------------          -              ------------
REVENUES                                      175.9             163.9              38.0                (7%)               163.6

EXPENSES                                      139.0             134.6              31.2                 3%                138.8

OPERATING PROFIT                               36.9              29.3               6.8               (21%)                24.8

FINANCIAL INCOMES, NET                          1.8              17.0               3.9               863%                 (5.5)



NET PROFIT FOR THE PERIOD                      38.6              46.2              10.7                20%                 19.3

EBITDA                                         49.1              44.3              10.3               (10%)                36.9




                                          FOR THE SIX       FOR THE SIX         FOR THE SIX
                                             MONTHS            MONTHS             MONTHS
                                           ENDED JUNE        ENDED JUNE         ENDED JUNE
                                            30, 2002          30, 2003           30, 2003           CHANGE
                                           (UNAUDITED)       (UNAUDITED)        (UNAUDITED)

                                                                                Convenience
                                         in millions of    in millions of       translation
                                          adjusted NIS      adjusted NIS      into $ millions          %
                                          ------------      ------------      ---------------          -

REVENUES                                      350.5             327.5              76.0                (7%)

EXPENSES                                      281.8             273.4              63.4                 3%

OPERATING PROFIT                               68.7              54.1              12.5               (21%)

FINANCIAL INCOMES (EXPENSES), NET             (35.5)             11.5               2.7                N/A


NET PROFIT FOR THE PERIOD                      33.3              65.6              15.2                97%

EBITDA                                         93.0              81.2              18.8               (13%)


                             CONDENSED BALANCE SHEET

                                              DECEMBER 31,2002        JUNE 30,2003           JUNE 30,2003
                                                  (AUDITED)            (UNAUDITED)            (UNAUDITED)

                                                                                              Convenience
                                               in millions of         in millions of          translation
                                                adjusted NIS           adjusted NIS         into $ millions
                                                ------------           ------------         ---------------
CASH                                                  11.4                  37.2                    8.6
OTHER CURRENT ASSETS                                 112.0                 117.8                   27.3
OTHER ASSETS, NET                                    283.3                 261.2                   60.6
                                                  ---------             ---------              ---------
TOTAL ASSETS                                         406.7                 416.2                   96.5

CURRENT LIABILITIES                                  246.9                 256.0                   59.4
LONG TERM LIABILITIES                                696.8                 631.7                  146.5
SHAREHOLDERS' EQUITY                                (537.1)               (471.5)                (109.3)
                                                  ---------             ---------              ---------
                                                     406.7                 416.2                   96.5



                    CONDENSED INTERIM STATEMENT OF CASH FLOWS

                                                 FOR THE SIX            FOR THE SIX                     FOR THE SIX
                                                    MONTHS                MONTHS                          MONTHS
                                                  ENDED JUNE            ENDED JUNE                      ENDED JUNE
                                                   30, 2002              30, 2003                        30, 2003
                                                  (UNAUDITED)           (UNAUDITED)                     (UNAUDITED)

                                                                                                        Convenience
                                                in millions of         in millions of                   translation
                                                 adjusted NIS           adjusted NIS                  into $ millions
                                                 ------------           ------------                  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES                  71.5                  36.7                            8.5
CASH FLOWS FROM INVESTING ACTIVITIES                 (21.3)                (10.9)                          (2.5)
CASH FLOWS FROM FINANCING ACTIVITIES                 (41.1)                    0                              0
BALANCE AT BEGINNING OF PERIOD                        63.2                  11.4                            2.6
                                                      ----                  ----                            ---
BALANCE AT END OF PERIOD                              72.3                  37.2                            8.6


















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